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                            July 6, 2021

       Andrew Brown
       Chief Financial Officer
       Chegg, Inc.
       3990 Freedom Circle
       Santa Clara, CA 95054

                                                        Re: Chegg, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-36180

       Dear Mr. Brown:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Consolidated Statements of Operations, page 50

   1. We note Required Materials revenue, which represents approximately 19% of total net revenue in 2020,
includes revenue from textbook rentals. Please tell us your consideration of separately stating
revenues from services and income from rentals in accordance with
                                                        Rule 5-03(b)(1) of
Regulation S-X, and the related costs and expenses in accordance with
                                                        Rule 5-03(b)(2) of
Regulation S-X.
 Andrew Brown
Chegg, Inc.
July 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have any questions.



FirstName LastNameAndrew Brown                            Sincerely,
Comapany NameChegg, Inc.
                                                          Division of
Corporation Finance
July 6, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName